UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

September 17, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	Y2065G121	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		RASMUSSENGRUPPEN AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Norway
NUMBER OF SHARES	5	SOLE VOTING POWER	4,500,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	500,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER	4,500,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER	500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.40%
12	TYPE OF REPORTING PERSON		CO

CUSIP No .	Y2065G121	Page 3 of 5

Item 1(a).	Name of Issuer:

DHT Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

Item 2(a).	Name of Person Filing:

RASMUSSENGRUPPEN AS

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Kirkegaten 1 4610 Kristiansand S Norway

Item 2(c).	Citizenship:

Norway

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

Y2065G121

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No .	Y2065G121	Page 4 of 5

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RASMUSSENGRUPPEN AS has sole voting and investment power over 4,500,000 shares that it individually holds. It has shared voting and investment power over 500,000 shares held by PORTIA AS, its wholly-owned affiliate.

Cathrine Rasmussen, who is the daughter of the Chairman of the Board of Directors of RASMUSSENGRUPPEN AS and the sister of the CEO of RASMUSSENGRUPPEN AS and Chairman of the Board of Directors of PORTIA AS, beneficially owns 206,700 shares. Neither RASMUSSENGRUPPEN AS nor PORTIA AS have voting power or investment power over the shares beneficially owned by Cathrine Rasmussen, and Cathrine Rasmussen does not have voting power or investment power over the shares held by RASMUSSENGRUPPEN AS and PORTIA AS. Thus, RASMUSSENGRUPPEN AS disclaims beneficial ownership in the shares beneficially owned by Cathrine Rasmussen and as such, these shares are not included on the Cover Page to this Schedule or in item (c) below.

(b)	Percent of class:

5.40% (calculated based upon an aggregate 92,510,086 shares of DHT Common Stock outstanding).

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

4,500,000

	(ii)	Shared power to vote or to direct the vote

500,000

	(iii)	Sole power to dispose or to direct the disposition of

4,500,000

	(iv)	Shared power to dispose or to direct the disposition of

500,000

CUSIP No .	Y2065G121	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	Kristiansand, September 29, 2014

Signature	/s/ Dag Rasmussen
Name:	Dag Rasmussen
Title:	CEO